Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended December 31,										Six Months Ended June 30,
	2009		2010		2011		2012		2013		2013		2014
Earnings
Income (loss) from continuing operations before provision for income taxes	$450,918		$521,449		$484,457		$521,846		$346,121		$74,195		$(24,166)
Income from equity investees	(36,531)		(45,443)		(49,491)		(42,033)		(42,641)		(9,054)		(22,557)
Distributed income from equity investees	33,705		33,882		39,995		32,255		58,692		30,034		9,972
Interest and amortization of deferred finance costs	641,252		645,689		642,526		620,957		613,122		154,559		477,977
Amortization of capitalized interest	2,021		2,421		2,880		3,519		4,009		3,936		4,234
Implicit rental interest expense	57,241		59,966		61,555		66,104		69,721		17,415		52,482

Total earnings	$1,148,606		$1,217,964		$1,181,922		$1,202,648		$1,049,024		$271,085		$497,942

Fixed Charges
Interest and amortization of deferred finance costs	$641,252		$645,689		$642,526		$620,957		$613,122		$154,559		$477,977
Capitalized interest	16,648		11,312		20,860		23,834		10,475		5,371		4,751
Implicit rental interest expense	57,241		59,966		61,555		66,104		69,721		17,415		52,482

Total fixed charges	$715,141		$716,967		$724,941		$710,895		$693,318		$177,345		$535,210

Ratio of earnings to fixed charges	1.61	x	1.70	x	1.63	x	1.69	x	1.51	x	1.53	x	*

*	For the six months ended June 30, 2014, earnings were insufficient to cover fixed charges by approximately $37 million.